UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DECIPHERA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

24344T101

(CUSIP Number)

New Leaf Ventures 420 Lexington Avenue, Suite 408 New York, NY 10170 Attn: Craig Slutzkin (646) 871-6400	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24344T101

1.	Names of Reporting Persons. New Leaf Ventures III, L.P. (“NLV III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

1,155,254 shares, except that (a) New Leaf Venture Associates III, L.P. (“NLV Associates III”), the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”), the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

1,155,254 shares, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

Based on 51,043,912 shares of Common Stock outstanding as of September 30, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 24344T101

1.	Names of Reporting Persons. New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

1,266,401 shares, except that (a) New Leaf BPO Associates I, L.P. (“NLBA I”), the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

1,266,401 shares, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

Based on 51,043,912 shares of Common Stock outstanding as of September 30, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 24344T101

1.	Names of Reporting Persons. New Leaf Venture Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

1,155,254 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

1,155,254 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

Based on 51,043,912 shares of Common Stock outstanding as of September 30, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 24344T101

1.	Names of Reporting Persons. New Leaf BPO Associates I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

1,266,401 shares, all of which are owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

1,266,401 shares, all of which are owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

Based on 51,043,912 shares of Common Stock outstanding as of September 30, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 24344T101

1.	Names of Reporting Persons. New Leaf Venture Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

2,421,655 shares, of which (i) 1,155,254 shares are directly owned by NLV III, and (ii) 1,266,401 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

2,421,655 shares, of which (i) 1,155,254 shares are directly owned by NLV III, and (ii) 1,266,401 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,421,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

Based on 51,043,912 shares of Common Stock outstanding as of September 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 24344T101

1.	Names of Reporting Persons. Ronald M. Hunt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See response to row 8.
	8.

  Shared Voting Power

2,421,655 shares, of which (i) 1,155,254 shares are directly owned by NLV III, and (ii) 1,266,401 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote all of such shares.

	9.	Sole Dispositive Power See response to row 10.
	10.

  Shared Dispositive Power

2,421,655 shares, of which (i) 1,155,254 shares are directly owned by NLV III, and (ii) 1,266,401 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,421,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]

Based on 51,043,912 shares of Common Stock outstanding as of September 30, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 24344T101

1.	Names of Reporting Persons. Vijay K. Lathi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See response to row 8.
	8.

  Shared Voting Power

2,421,655 shares, of which (i) 1,155,254 shares are directly owned by NLV III, and (ii) 1,266,401 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote all of such shares.

	9.	Sole Dispositive Power See response to row 10.
	10.

  Shared Dispositive Power

2,421,655 shares, of which (i) 1,155,254 shares are directly owned by NLV III, and (ii) 1,266,401 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,421,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]

Based on 51,043,912 shares of Common Stock outstanding as of September 30, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 24344T101

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 on June 21, 2018 (“Amendment No. 1”) and Amendment No. 2 on August 26, 2019 (“Amendment No. 2” and collectively with the Original Schedule 13D, and Amendment No. 1 the “Prior Schedule 13D”), by the Reporting Persons. The “Reporting Persons” are, collectively, New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLV Associates III”), New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”), New Leaf BPO Associates I, L.P. (“NLBA I”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”). Only those items that are hereby reported are amended; all other items reported in the Prior Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Prior Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLV Associates III”), New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”), New Leaf BPO Associates I, L.P. (“NLBA I”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”) are the sole members of NLV Management III, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

(b) The principal business address of each NLV III, NLV Associates III, Biopharma I, NLBA I, NLV Management III, and Hunt is c/o New Leaf Ventures, 420 Lexington Avenue, Suite 408, New York, NY 10170. The address of the principal business office of Lathi is New Leaf Venture Partners, 2730 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

(c) The principal business of each of NLV III and Biopharma I is that of a private investment partnership and to make, hold and dispose of equity and equity-related investments, principally in healthcare, medical device and life sciences companies. The sole general partner of NLV III is NLV Associates III and the sole general partner of Biopharma I is NLBA I. The sole general partner of each of NLV Associates III and NLBA I is NLV Management III. The ultimate general partner of each of NLV III and Biopharma I is NLV Management III. The principal business of NLV Associates III is that of a limited partnership acting as the general partner of NLV III, the principal business of NLBA I is that of a limited partnership acting as the general partner of Biopharma I, and the principal business of NLV Management III is that of a limited liability company acting as the general partner of each of NLV Associates III and NLBA I and the ultimate general partner of each of NLV III and Biopharma I. Hunt and Lathi, are the sole managers of NLV Management III. Each of NLV III, Biopharma I, NLV Associates III and NLBA I is organized as a Delaware limited partnership. NLV Management III is organized as a Delaware limited liability company.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended to add the following new paragraph:

This Amendment No. 3 is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions from August 26, 2019 through November 4, 2019 as well as dilutive events caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the filing of Amendment No. 2. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Prior Schedule 13D and an aggregate percentage ownership of less than five percent (5%).

CUSIP No. 24344T101

Item 5. Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The information reported below is based on a total of 51,043,912 shares of Common Stock outstanding as of September 30, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 4, 2019. This Amendment No. 3 is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions between August 26, 2019 and November 4, 2019, as well as dilution caused by the Issuer’s sales of additional shares of its Common Shares from time to time since the date of the filing of the Prior Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Prior Schedule 13D and an aggregate percentage ownership of less than five percent (5%).

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

Each of the Reporting Persons, except for NLV III with respect to the shares directly owned by it and Biopharma I with respect to the shares directly owned by it, disclaim beneficial ownership of the securities, except to the extent of their respective pecuniary interests therein, if any.

(c) All transactions in the Shares effected during the past 60 days are set forth in Exhibit F attached hereto and incorporated herein by reference.

(d) Under certain circumstances set forth in the limited partnership agreement of each of NLV III, Biopharma I, NLV Associates III, NLBA I and the limited liability company agreement of NLV Management III, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e) The Reporting Persons have ceased to be the beneficial owner of more than five percent (5%) of the class of securities due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions from August 26, 2019 through November 4, 2019 as well as dilutive events caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the filing of Amendment No. 2.

Item 7. Material to be Filed as Exhibits.

Exhibit F – Schedule of Transactions Effected During the Last 60 Days.

CUSIP No. 24344T101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2019

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES I, L.P.

By:	New Leaf BPO Associates I, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES I, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

CUSIP No. 24344T101

RONALD M. HUNT

By:	*
Ronald M. Hunt

VIJAY K. LATHI

By:	*
Vijay K. Lathi

*By:	/s/ Craig Slutzkin
Name:	Craig Slutzkin
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]